December 6, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Terence O’Brien, Accounting Branch Chief

RE:          American Woodmark Corporation
Form 10-K for the Fiscal Year Ended April 30, 2012
Filed June 29, 2012
File No. 000-14798

Dear Mr. O’Brien:

This letter is in response to the letter from the Staff of the Securities and Exchange Commission dated November 9, 2012 and received by e-mail on the same date.  In addition, at the request of the Staff, this letter amends the Company’s initial response letter dated November 26, 2012 by providing clarification regarding the Company’s response to Staff comment No. 3. Contained below are the comments contained in your letter, followed by American Woodmark Corporation’s (the Company’s) responses.

Form 10-K for the Fiscal Year Ended April 30, 2012

Valuation of Deferred Tax Assets, page 20

1.
Staff Comment:  We note that your deferred tax asset of $42.1 million as of April 30, 2012, represents 16% of total assets and 33% of equity.  You disclose on page 40 that you believe it is more likely than not that you will realize your gross deferred tax assets due to expected future taxable income and reversal of taxable temporary differences.  However, given your history of losses, you did not detail the positive and negative evidence used to support your decision under paragraphs 21 and 22 of ASC Subtopic 740-10-30.  A cumulative loss in recent years is a significant item of negative evidence that is difficult to overcome (ASC 740-10-30-23).  Given the material adverse impact that a valuation allowance could have on earnings, in future filings, please provide a critical accounting policy disclosure that describes the positive and negative evidence considered in your determination of the need for a valuation allowance.  Such disclosure should also quantify the amount of future taxable income required to realize the tax assets and the time period in which such income must be generated.  Refer to Section 501.04 of the Financial Reporting Codification for guidance.  Please provide us with a draft of your proposed disclosure.

Company Response:  The Company’s proposed disclosure for its future annual and quarterly filings is stated below. This disclosure would replace the Company’s existing disclosure in Management’s Discussion and Analysis contained on page 20 of its Form 10-K. Because the Company’s quarterly filing deadline for its second quarter may not provide enough time for the Staff’s review, Management intends to utilize the disclosure that follows commencing with its third quarter filing. However, for illustrative purposes, the response is written as if it will be included in the Company’s quarterly filing for its second quarter ended October 31, 2012:

The Company regularly considers the need for a valuation allowance against its deferred tax assets. The Company had a history of profitable operations for 16 consecutive years, from 1994 to 2009, followed by losses that coincided with the industry downturn from 2010 to 2012. As of October 31, 2012, the Company had total net deferred tax assets of $40.0 million, down from $42.1 million at April 30, 2012. Growth in the Company’s deferred tax assets in recent fiscal years resulted primarily from growth in its defined benefit pension liabilities and the impact of its recent losses. To fully realize these net deferred tax assets, the Company will need to, among other things, generate taxable income of at least $14.6 million to fully utilize its Federal net operating loss carry-forwards that do not expire until after 2030, and substantially reduce its net unfunded pension obligation of $50.5 million at April 30, 2012. The Company took definitive actions during fiscal year 2012 to enhance the probability that each of these objectives is achieved in the future.

The Company’s 2012 restructuring reduced its costs and froze its defined benefit plans.  The Company resumed the funding of its pension plans during fiscal year 2012, and expects to continue funding these plans for the foreseeable future, which will reduce both its unfunded pension plan obligation and its deferred tax asset. These actions, coupled with the recent improvement in the US housing market and the Company’s continued ability to grow its sales at a faster rate than its competitors, have enabled the Company to generate net income and reduce its deferred tax assets and unfunded pension obligation in each of the first two quarters of its fiscal 2013.  The Company expects to be profitable for the entire fiscal year 2013 and for the foreseeable future. The Company believes that the positive evidence of the housing industry improvement, coupled with the benefits from the Company’s successful restructuring and continued market share gains have already driven a return to profitability that is expected to continue, and that the combined impact of these positive factors outweigh the negative factor of the Company’s previous losses.

Accordingly, Management has concluded it is more likely than not that the Company will realize its deferred tax assets.

Note B, page 27

2.
Staff Comment:  In future filings, please present the reserve for sales returns as a liability instead of as a contra-asset since the reserve for product returns is an estimate of cash that will be returned to customers – it is not a valuation account related to the accounts receivable balance.

Company Response:  The Company’s product returns generally relate to the rare instances in which goods were damaged in transit or are perceived by customers to have other quality issues.  The Company does not make cash payments to its customers in satisfaction of returns and allowances. Instead, the Company satisfies customer claims with either replacement products or by reducing their balances owed to the Company. The Company accounts for these reductions as contra-sales, and for the reserve as a contra-asset. Because this activity is tightly linked with the Company’s accounts receivable management and because no checks are issued to customers, the Company believes that its present classification is appropriate.

With its present classification, the Company provides additional disclosure of the activity in this account in Schedule II on page 54 of its 10-K as a valuation and qualifying account.

Note H, page 34

3.
Staff Comment:  We note that your unrecognized net actuarial losses have substantially increased whereas your recognized net actuarial loss decreased from $2.0 million to $1.7 million and will only be $.9 million in fiscal 2013.  Please explain to us how your estimated 2013 recognized net actuarial loss complies with GAAP.

Company Response:  The Company’s unrecognized net actuarial losses increased by nearly $10 million during fiscal year 2012, due primarily to an increase in the Company’s actuarial losses which were in turn driven by the 100 basis point decline in the discount rate used to value the Company’s projected benefit obligation. This increase was offset in part by the Company’s curtailment gain that resulted from freezing its defined benefit pension plans effective April 30, 2012.

As a result of permanently freezing the plans, all of the Company’s 3,791 employees became inactive plan participants on May 1, 2012 and no longer earn service credit for pension plan benefit calculation purposes. Although the term “inactive participant” is not clearly defined within the U.S. GAAP codification, the Company believes that the plan changes described in ASC sections 715-30-55-49 and 715-30-55-53 clarify that the determination of an active or inactive participant depends on whether the participant will continue to earn benefits under a plan, not whether the participant is providing services to the Company.

Because its plan participants became inactive commencing May 1, 2012, the beginning of its fiscal year 2013, the Company began recognizing its actuarial losses over the remaining life expectancy of its  plan participants, instead of over their remaining service periods. Management believes this policy is appropriate under ASC section 715-30-35-24.  This change increased the Company’s amortization period for these actuarial losses from 12 years in 2012, to 35 years in 2013, which in turn had the effect of reducing the amortization of the Company’s net actuarial loss from $1.7 million in fiscal 2012, to $0.9 million in fiscal 2013.

With respect to the Staff’s letter and the Company’s filing referenced therein, American Woodmark Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding our responses, please do not hesitate to call me at (540) 665-9100.

Sincerely,

/s/ JONATHAN H. WOLK
Jonathan H. Wolk
Senior Vice President and Chief Financial Officer